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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50272 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**



REPORT FOR THE PERIOD BEGINNING 4/1/2009 (MM/DD/YY) AND ENDING 3/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kitae Kim 212-972-1272
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Kitae Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Samsung Securities (America), Inc. as of and for the year ended March 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

5/24/2010

Signature Date

President

Title



Notary Public

SWORN TO BEFORE ME THIS 24
DAY OF May, 2010
STATE OF NEW YORK
COUNTY OF Queens } S.S.

LUZ E. RODRIGUEZ
Notary Public, State of New York
No. 01RO6135085
Qualified in Queens County
Commission Expires Oct. 13, 2013

# Samsung Securities (America), Inc.

(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



**INDEPENDENT AUDITORS' REPORT**

To the Stockholder of Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (a wholly-owned subsidiary of Samsung Securities Co., Ltd.) (the "Company") as of March 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 24, 2010

## SAMSUNG SECURITIES (AMERICA), INC.
## (A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

**STATEMENT OF FINANCIAL CONDITION**
**March 31, 2010**

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 7,543,311 |
| Restricted assets | 250,051 |
| Commissions receivable from Parent and related party | 497,295 |
| Commissions receivable from broker and dealer | 6,332 |
| Interest receivable | 122,593 |
| Securities purchased under agreements to resell | 20,000,000 |
| Property and equipment, at cost, less accumulated depreciation of $176,568 | 195,063 |
| Prepaid income taxes | 867,110 |
| Other assets | 124,434 |
| TOTAL ASSETS | $ 29,606,189 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 1,194,847 |
| Stockholder's equity: | |
| Common stock, par value $1 per share - 100 shares authorized; issued and outstanding 50 shares | 50 |
| Additional paid-in capital | 4,999,950 |
| Retained earnings | 23,411,342 |
| Total stockholder's equity | 28,411,342 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 29,606,189 |

See notes to financial statements.

## SAMSUNG SECURITIES (AMERICA), INC.
### (A WHOLLY-OWNED SUBSIDIARY OF SAMSUNG SECURITIES CO., LTD.)

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**AS OF MARCH 31, 2010**

### 1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of income, the major source of income is commissions from its brokerage services.

The Company clears all transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash Equivalents*** – Cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

***Income Taxes*** – The Company accounts for income taxes in accordance with ASC 740 (formerly Financial Accounting Standards Board ("FASB") Statement No. 109, *Accounting for Income Taxes)*. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

The Company adopted ASC 740 (formerly Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*) as of April 1, 2009. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of March 31, 2010. The Company's tax returns for 2006 through 2008 remain open to examination by the Internal

Revenue Service. They also remain open for the same period with respect to New York taxing jurisdiction.

***Property and Equipment*** – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

***Fair Value of Financial Instruments*** – In accordance with ASC825 (formerly Financial Accounting Standards Board ("FASB") No. 107, *Disclosure About Fair Value of Financial Instruments),* the carrying amounts reported in the statement of financial condition for securities owned, if any, are valued at fair value using quoted market prices or as determined by management. Commissions receivable from parent, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

***Fair Value Measurements*** –The Company accounts for its financial instruments owned at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company records these financial assets and liabilities at fair value pursuant to various accounting literature including ASC820 (formerly Financial Accounting Standards Board ("FASB") No. 157, *Fair Value Measurements.*

The Company adopted ASC820 (formerly Financial Accounting Standards Board ("FASB") No. 157, *Fair Value Measurements)* on April 1, 2008. ASC820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. Rather, ASC820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC820 are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

As of March 31, 2010, there were no assets or liabilities that were recorded at fair value pursuant to a fair value hierarchy in accordance with SFAS No. 157.

***Collateralized Agreements*** – Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized agreements. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral when appropriate. Reverse repos are carried at contract value. Interest on such contract amounts is accrued and is included in the statement of financial condition in interest receivable.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Recent Accounting Pronouncements*** – In April 2009, the Financial Accounting Standards Board ("FASB") issued ASC 820 (Formerly FASB Staff Position ("FSP") 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly),* which provides guidance on determining fair value when there is no active market or where the price inputs being used represent distressed sales. FSP No. 157-4 is effective for years ending after June 15, 2009. The adoption of ASC 820 did not have material impact on its financial position or results of operations.

In May 2009 the FASB issued ASC 855 (Formerly SFAS No. 165, *Subsequent Events*). ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date-that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for years ending after June 15, 2009. In accordance with this guidance, the Agency has evaluated subsequent events through the date the financial statements were available to be issued on May 24, 2010.

## 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Net Capital Requirement. Under this Alternate rule, net capital, as defined, shall be greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of March 31, 2010, the Company has net capital of $6,452,310, which exceeds the required net capital by $6,202,310.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

## 4. RESTRICTED ASSETS

The Company is required to maintain a collateral account per the clearing agreement with other clearing securities company. As of March 31, 2010, the Company maintains $250,051 in this account which solely consists of U.S. Treasury bills maturing June 17, 2010.

## 5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of March 31, 2010 is as follows:

| | Deferred Tax Assets |
|---|---|
| Deferred rent | $ 23,077 |
| Fixed asset | 618 |
| Total | $ 23,695 |

The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of March 31, 2010.

## 6. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Also, the Company began purchases and sales of Hong Kong/ Chinese securities for customers through the Related party during 2009. Related commissions receivable from the Parent and Related party as of March 31, 2010 amounted to $497,295 and the accounts payable to the Parent in relation to commissions adjustment amounted to $920,706 as of March 31, 2010.

The Company has reverse repurchase agreements with the Parent with the maturity date of May 8, 2012 and the interest rate of LIBOR plus 1% semiannually (1.554% at March 31, 2010). The interest receivable amount at March 31, 2010 was $122,593 and the average balance of the reverse repurchase agreements for the year ended March 31, 2010 was $19,505,495.

## 7. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation or $15,000 for the year ended March 31, 2010. Based upon each employee's length of service, the Company contributes an amount equal to 20% to 100% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

## 8. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in Mar 2018. The following is a schedule of the minimum annual rental commitment for such lease:

| Year ending March 31 | Amount |
|---|---|
| 2011 | $ 678,563 |
| 2012 | 678,563 |
| 2013 | 678,563 |
| 2014 | 737,313 |
| 2015 | 737,313 |
| 2016 and thereafter | 2,211,938 |
| | $ 5,722,253 |

## 9. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2010. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

## 10. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2010. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company places its cash and cash equivalents with large financial institutions. At March 31, 2010, $6,757,224 of cash and cash equivalents are held at one financial institution.

******

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 24, 2010

Samsung Securities (America), Inc.
1330 Avenue of the Americas, 26th floor.
New York, NY 10019

In planning and performing our audit of the statement of financial condition of Samsung Securities (America), Inc. (a wholly-owned subsidiary of Samsung Securities Co. Ltd.) (the "Company") as of March 31, 2010 (on which we issued our report dated May 24, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP